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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D

                                (RULE 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO.  1)*
                           MAXWELL SHOE COMPANY INC.
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                               (Name of Issuer)

                             Class A Common Stock
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                        (Title of Class of Securities)

                                  577766 10 8
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                                (CUSIP Number)

                                Mark J. Cocozza
                           Maxwell Shoe Company Inc.
                              101 Sprague Street
                                  P.O. Box 37
                         Readville (Boston), MA  02137
                                (617) 364-5090
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                April 27, 1998
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            (Date of Event which Requires Filing of this Statement)



          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the box [_].

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 pages
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                                 SCHEDULE 13D
-----------------------
 CUSIP No. 577766 10 8
-----------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Mark J. Cocozza
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
      PF
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          635,612
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             635,612

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      635,612

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.1%
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      TYPE OF REPORTING PERSON*
14
      IN
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                               Page 2 of 5 pages
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ITEM 1.  SECURITY AND ISSUER
         -------------------

          Class A Common Stock, $.01 par value

          Maxwell Shoe Company Inc.
          101 Sprague Street
          P.O. Box 37
          Readville (Boston), MA 02137

Item 2.   IDENTITY AND BACKGROUND
          -----------------------

          (a)  Mark J. Cocozza

          (b)  101 Sprague Street
               P.O. Box 37
               Readville (Boston), MA 02137

          (c)  Chief Executive Officer and
                President
               Maxwell Shoe Company Inc.
               101 Sprague Street
               P.O. Box 37
               Readville (Boston), MA 02137

          (d)  No.

          (e)  No.

          (f)  U.S. Citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
          -------------------------------------------------

          The Issuer will issue 588,412 shares to Mr. Cocozza, the President and Chief Executive Officer of the Issuer, in the event of the exercise of the remaining options granted to Mr. Cocozza on or after January 26, 1995 pursuant to the terms of the Stock Option and Registration Rights Agreement dated as of January 26, 1994, by and between the Issuer and Mark J. Cocozza (the "Option Agreement"), which options are currently exercisable. The remaining options granted pursuant to the Option Agreement entitle Mr. Cocozza to purchase up to 588,412 shares of the Issuer's Class A Common Stock at an exercise price of $1.50 per share resulting in a maximum aggregate purchase price of $882,618.00. The Issuer will also issue [47,200] shares to Mr. Cocozza in the event of the exercise of certain vested options previously granted to Mr. Cocozza pursuant to the Issuer's 1994 Stock Incentive Plan, which options are currently exercisable. The [47,200] options granted pursuant to the 1994 Stock Incentive Plan entitle Mr. Cocozza to purchase up to [47,200] shares of the Issuer's Class A Common Stock at various exercise prices.

Item 4.   PURPOSE OF TRANSACTION
          ----------------------

          Mr. Cocozza presently has no definite plans for exercising control over the Issuer and, if acquired, the shares reported in this Schedule 13D will be acquired for investment purposes.

          Mr. Cocozza presently has no plans to acquire any additional securities of the Issuer or to dispose of any securities of the Issuer. However, it is possible that Mr. Cocozza will acquire additional securities of the Issuer or dispose of securities of the Issuer in the future.

                               Page 3 of 5 pages
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Item 5.   INTEREST IN SECURITIES OF THE ISSUER
          ------------------------------------

          (a)  Mark J. Cocozza.

               Aggregate number of shares beneficially owned: 635,612 (588,412 shares pursuant to options to acquire such shares granted under the Option Agreement and [47,200] shares pursuant to vested options to acquire such shares granted under the 1994 Stock Incentive Plan)

               Percentage of class: 7.1%

          (b) All shares listed in response to (a) above are owned with sole power to vote and sole power to dispose or to direct the disposition.

          (c) On April 27, 1998, Mr. Cocozza exercised 300,000 options pursuant to the Option Agreement. The 300,000 shares of Class A Common Stock issued by the Issuer pursuant to such exercise were immediately sold at $17.50 per share by Mr. Cocozza in a public offering to a group of underwriters.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER
          ---------------------------

          With the exception of the Option Agreement and the Employment Agreement (as defined below), there are no contracts, arrangements, understandings or relationships between the person named in Item 2 and any other person with respect to any securities of the Issuer. On April 27, 1998, the Issuer entered into a new employment agreement (the "Employment Agreement") with Mr. Cocozza. The Employment Agreement granted on April 27, 1998, 75,000 stock options to Mr. Cocozza, each with an exercise price equal to the fair market value on the date of grant and subject to certain time and stock price performance vesting provisions.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS
          --------------------------------
          None.

                               Page 4 of 5 pages
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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              Dated:  May 5, 1998




                              /s/ Mark J. Cocozza
                              ----------------------------------
                              Mark J. Cocozza


                               Page 5 of 5 pages